Exhibit 10

THE COURIER EXECUTIVE COMPENSATION PROGRAM

As amended and restated on December 2, 2004

Introduction

Courier’s Executive Compensation Program is one of the Company’s most important means of motivating and rewarding performance of our senior management team.  The program is designed to support our business strategy by linking your compensation to the achievement of key, measurable performance objectives.  It seeks to align your financial interests with those of shareholders by focusing management efforts on enhancing the value of each shareholder’s investment.  The program also encourages executive stock ownership and offers you the opportunity for wealth accumulation.

Objectives

The focus of company-wide performance goals and stock ownership emphasizes the need and importance of teamwork.  The compensation program has been developed to complement the strategic focus and organization.  The program is designed to:

•                  attract and retain high quality management talent and to motivate them to build and sustain value for shareholders;

•                  provide aggregate compensation opportunities that, when performance goals are achieved, will be comparable to those provided by other companies with revenues and operating characteristics similar to Courier Corporation; and

•                  establish for employees in management positions a significant risk/reward compensation structure through incentive pay plans.

Additionally, the program places more importance on the performance-based variable pay components that, when combined with base salary, provide a competitive total compensation package with an up-side potential that may exceed average total compensation paid to executives of similar responsibility in similar-sized companies, when performance is superior.

Overview of the Program

The total compensation you are eligible to earn may be derived from four sources:

•                  Base Salary

•                  Annual Cash Incentive

•                  Long-Term Performance Incentive

•                  Long-Term Stock Incentive

Base Salary

The first element of your total compensation is the base salary you receive from Courier.  Your base salary is reviewed periodically.  In evaluating your base salary the following factors are considered:  individual performance, the level and scope of responsibilities, experience, internal equity, and salaries relating to executives of similar responsibility in similar-sized companies.  The primary considerations for determining any increase in your base pay, however, are your individual performance and growth in responsibilities.

i

Annual Cash Incentive

The second element of your total compensation is an annual cash incentive, which is based upon the achievement of specified company and business unit performance targets.  The company and business unit performance targets are quantifiable targets which are established at the beginning of a fiscal year.

Minimum performance targets are set below which no annual cash incentive will be paid.  Exceeding the minimum performance targets allows you to receive a percentage of your overall annual cash incentive potential.  If you exceed your performance targets, you may earn as much as 200% of your annual cash incentive potential.

If performance targets are achieved for the fiscal year, the annual cash incentive is paid as soon as practical following the close of the fiscal year but normally no later than the January 31 of the new fiscal year.

The annual cash incentive is normally based upon the following performance targets, although other quantifiable earnings targets may be used in individual cases:

Company Performance	Business Unit Performance

Earnings Per Share	Pre-Tax Profits; Total Sales

Your specific fiscal year company and business unit performance targets as well as your fiscal year cash incentive potential are contained in your Personalized Illustration.

Long Term Performance Incentive

Another element of your total compensation may be a long-term performance incentive (LTPI) award, which is a performance-related incentive based upon achievement of multi-year objectives.  The potential amount of the LTPI is established at the beginning of the performance cycle, which is a three-year period.  This award is earned by achieving specific targets over the performance cycle.

Currently, the LTPI targets are specific Return on Assets (ROA) goals.  The long-term performance incentive that is earned for the performance cycle is paid as soon as practical in the fiscal year following the end of the three-year performance cycle.  It is the intention of the Company to begin a new three-year performance cycle every fiscal year.  New performance measures and/or targets will be established at the beginning of each performance cycle by Courier’s Compensation Committee of the Board of Directors.

Your specific three-year performance targets and your potential LTPI award, if any, are contained in your Personalized Illustration.

Long Term Stock Incentive

Another element of your total compensation may be a long-term stock incentive (LTSI). The long-term stock incentive for participants may consist of a (1) stock option award, (2) a restricted stock grant or restricted stock unit (RSU), (3)  a cash award, or (4) a combination of any of these elements.  Your Personalized Illustration will indicate what your LTSI, if any, for the fiscal year will be.

Stock option awards, restricted stock grants, or RSU’s are granted near the beginning of a fiscal year based on the fair market value of Courier common stock as of the date of the award. The LTSI awards normally vest over a period of years and are exercisable within a stated period.

The LTSI cash award is an amount that may be earned over a period of time up to 5 years based upon the Corporation meeting or exceeding the Total Shareholder Return (TSR) of our Peer Group.  (The peer group is comprised of the companies selected as the Courier Peer Group as set forth in the Company’s annual proxy statement for the purposes of comparing TSR over a 5-year period.)  The LTSI cash award may be earned as follows:

25% of the LTSI cash award would vest and be paid out after Year 1 if the one-year average TSR of Courier meets or exceeds the one-year average TSR of the Peer Group.

25% of the LTSI cash award would vest and be paid out after Year 2 if the one-year average TSR of Courier meets or exceeds the one-year average TSR of the Peer Group for that year.   Note:  In year 2, if the first year TSR is missed but the two-year cumulative TSR is achieved, 50% of the LTSI cash award would vest and be paid out.

25% of the LTSI cash award would vest and be paid out after Year 3 if the one-year average TSR of Courier meets or exceeds the one-year average TSR of the Peer Group for that year. The remaining unearned amount of the LTSI cash award would be earned in Year 3 if the 3-year cumulative TSR of Courier meets or exceeds the 3-year cumulative TSR of the Peer Group.

If the full amount of the LTSI cash award has not yet been earned by Year 4,  the remaining amount of the LTSI cash award may be earned in Year 4 if the 4-year cumulative TSR of Courier meets or exceeds the 4-year cumulative TSR of the Peer Group.

If the full amount of the LTSI cash award has not yet been earned by Year 5, the remaining amount of the LTSI cash award may be earned in Year 5 if the 5-year cumulative TSR of Courier meets or exceeds the 5-year cumulative TSR of the Peer Group.

Earned amounts of the long-term stock incentive cash award are paid as soon as practical following the close of the fiscal year but normally no later than the January 31 of the new fiscal year.

Important Information

1.  Participation - Employees recommended for participation in the Executive Compensation Program are approved by the Compensation Committee of the Board of Directors.

During the course of a fiscal year or within a given three-year performance period, the Compensation Committee of the Board of Directors may approve the addition or removal of participants from the various participating groups.  In such cases, the Compensation Committee will establish new performance targets and incentive award potentials, as appropriate.

2.  Definitions

a.  Pretax Profit (Loss) means the revenues of the Company or business unit less all expenses (except income taxes) determined in accordance with generally accepted accounting principles (GAAP) consistently applied for the fiscal year or performance period, except for Adjustments for Unusual Transactions (as defined below).  Expenses include cost of sales, selling, administrative and interest expenses.  Each business unit will be charged an allocation of expenses including but not limited to corporate overhead, real estate and interest so that pretax profit for each business unit is “fully allocated” consistent with the business plan financial statements and annual budgets.

b.  Net Income means Pretax Profit of the Company less a provision for income taxes in accordance with GAAP except for Adjustments for Unusual Transactions (as defined below).

c.  Earnings Per Diluted Share (EPS) means Net Income of the Company divided by the weighted average number of shares of its common stock outstanding, as well as the dilutive effect of stock options.

d.  Assets include cash, accounts receivables (net of reserve for uncollectible accounts), inventories (net of related reserves), other current assets, fixed assets such as land, building, machinery and equipment (net of accumulated depreciation), and other assets including long-term investments and goodwill, all accounted for in accordance with GAAP on a consistent basis.

e.  Adjustments for Unusual Transactions - The impact of certain transactions or events which may occur during the fiscal year or the performance period and which are deemed by the Company to be unusual and non-recurring will be excluded from Pretax Profit (Loss) and Net Income.  For example, a gain or loss on the sale of real estate, the impact of a change in the method of accounting for inventories, or earnings or losses from discontinued operations would be deemed to be unusual transactions and therefore excluded from income.  Adjustments for Unusual Transactions will be made by the Company in its sole discretion.

f.  Return on Assets (ROA) is Net Income (after Adjustments for Unusual Transactions) divided by Assets (average of beginning and end of the fiscal year) after Adjustments for Unusual Transactions deemed appropriate by the Compensation Committee.

g.  Total Shareholder Return (TSR) is the return earned by a shareholder on his investment in Common Stock, assuming the reinvestment of quarterly dividends at the monthly closing stock price.  Thus, TSR is based on both the change in the price of the Common Stock and the value of dividends paid, assuming the dividends are used to purchase more of the stock.

h.  Peer Group is the peer group of companies selected by the Corporation for purposes of comparison in the Company’s annual proxy statement.  The Peer Group of companies as of November 2004 are Banta Corporation; Bowne & Co.; Cadmus Communications Corporation; Ennis Business Forms, Inc.; Thomas Nelson, Inc.; The Standard Register Company; and John Wiley & Sons, Inc.  The Company may change the Peer Group at any time in its sole discretion.

i.  Peer Group TSR is the return earned by a shareholder who invests simultaneously in the Common Stock of all the Peer Group companies.  In computing Peer Group TSR, the returns of the Peer Group companies are weighted annually by their respective stock market capitalizations.

3.  Additional Information - The Compensation Committee of the Board of Directors reserves the right to amend or terminate the Executive Compensation Program, and participants would be provided with timely written notice of any amendments or of the termination of the Program.   The Compensation Committee sets the rules and interprets the Executive Compensation Program, and its rulings and decisions are final.

An individual must be an employee of the Company and a participant in the Executive Compensation Program as of the date payment is made in order to be eligible to receive the annual cash incentive award and any of the long-term incentive awards.  The Company may, at its sole discretion, determine a participant’s eligibility to receive the long-term performance incentive award if a participant dies, becomes disabled, or retires during the performance period or there is a change in control of the Company during the performance period.

Details of the Annual Cash Incentive, Long-term Performance Incentive, and Long-term Stock Incentive are contained in the Personalized Illustration to each participant.  This summary, the Personalized Illustration, and/or any other documents contained within or about the Executive Compensation Program do not constitute a contract between any employee and the Company.  Neither the Program nor any action taken thereunder shall be construed as giving any employee or other person any right to be retained as an employee of the Company or any Affiliate.